VIA EDGAR

September 20, 2023

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Nicholas Nalbantian

Erin Jaskot

Patrick Kuhn

Joel Parker

Re:	Gamer Pakistan Inc.
Registration Statement on Form S-1
Filed July 12, 2023
File No. 333-273220

Dear Ladies and Gentlemen:

On behalf of our client, Gamer Pakistan Inc. (the “Company”), we are providing this letter in response to the comment of the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (“Staff”) that were provided orally to the undersigned on September 19, 2023 (the “Comment”), relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed on September 15, 2023 (Amendment No. 4”).

The Company concurrently is filing herewith Amendment No. 5 to the Registration Statement, which reflects changes made in response to the Comment. Amendment No. 5 also reflects other updates to the information contained therein, and contains as Exhibit 23.1 an updated consent of the auditors. A copy of Amendment No. 5 marked to show all changes from Amendment No. 4 is being provided supplementally with a copy of this letter for the convenience of the Staff.

We will be requesting acceleration for the effective date of the Registration Statement shortly.

Amendment No. 4 to Registration Statement on Form S-1, Filed September 15, 2023 Principal Stockholders, page 60

1.
We reissue in part our comment no. 1 to Amendment No. 3. Please explain why you are no longer including the 1,000,000 shares owned of record by Sports Industry of India in Ms. Zeller’s holdings. Refer to Item 403 of Regulation S-K.

The 1,000,000 shares owned of record by Sports Industry of India were no longer included in the shares owned of record by Ms. Zeller because she had also resigned as a director of that company. We have revised her biography in the Registration Statement to reflect that she is no longer a director of that company. The holdings of Sports Industry of India were originally included as shares owned beneficially by Ms. Zeller solely because she was a director of that company.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact me by phone at (310) 283-1035 or e-mail at etswanson@att.net. Please copy me on any email with comments that you send to Mr. Knopf.

Sincerely,

/s/ Edward T. Swanson Esq.
Edward T. Swanson, Esq.

cc:	James Knopf, Chief Executive Officer of the Company (jknopf24@gmail.com)